FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 29, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS ACQUIRES A MOBILE PHONE OPERATOR

IN THE RUSSIAN FAR EAST

Moscow, Russian Federation – November 29, 2004 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces the acquisition of a majority stake in Sibintertelecom, a GSM mobile phone operator in the Chita Oblast and Aginsk-Buryatsk Autonomous District in the Far Eastern part of Russia.

MTS has acquired a 100% ownership in US-based MCT Sibi Corp., a wholly-owned subsidiary of MCT Corp., which owns 93.53% of Sibintertelecom, for $37.3 million.

Sibintertelecom is the sole GSM mobile phone operator in two regions of Russia with a total population of 1.23 million (1.16 million in the Chita Oblast and 72 thousand in the Aginsk-Buryatsk Autonomous District). The company provides its services to over 100 thousand subscribers. Mobile penetration in these regions is at around 8%, substantially lower than Russia’s average penetration of 42.5%. MTS has GSM licenses for both regions but is not yet operational in either of them. This acquisition increases the number of regions where MTS and its subsidiaries operate to 66.

According to unaudited US GAAP numbers, in the first six months of 2004 Sibintertelecom’s revenues totaled $8.0 million, operating income $5.6 million(1), and net income $4.2 million. The company’s net cash(2) was $0.8 million as of June 30, 2004. As part of the transaction MTS will assume Sibintertelecom’s obligation as of the date of the purchase to pay to MCT Corp. approximately $3.9 million. The company’s average monthly revenue per user (ARPU) was $28.5 in H1 2004.

Commenting on the acquisition, Vassily Sidorov, President and CEO of MTS, said: “This transaction is in line with our strategy of seeking attractive acquisition targets in the regions where we have not yet launched operations. Our purchase of Sibintertelecom enables us to enter two Far Eastern regions ahead of competition, further expanding MTS’ geographic reach and immediately placing us in the leading position.”

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For further information contact:

Mobile TeleSystems, Moscow	tel: +7 095 911 6553
Andrey Braginski, Investor and Public Relations	e-mail: ir@mts.ru

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(1) Depreciation and Amortization charges for the first six months of 2004 were $0.1 million.

(2) Net cash is the difference between cash and cash equivalents and short-term investment and the total debt. Total debt is comprised of the current portion of debt, current capital lease obligations, long-term debt and long-term capital lease obligations.

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 28.9 million subscribers. The regions of Russia, as well as Belarus, Ukraine and Uzbekistan, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 225.8 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F/A. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	Vassily Sidorov
		Name:	Vassily Sidorov
		Title:	President/CEO

Date: November 29, 2004